SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For November 12, 2004

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   _X_   Form 20-F         __    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   __    Yes               _X_    No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

( BW)(ALLIANZ-AG)(AZ)(ALVG.F)(ALZ.L) 3rd Quarter Results - Replacement

    Business Editors

    MUNICH, Germany--(BUSINESS WIRE)--Nov. 12, 2004--

The issuer advised that the following replaces the 3rd Quarter Results announcement released today at 2:00 AM ET.

In the only table in Allianz's 3rd Quarter Results announcement, the numbers allotted to the "Net loan loss provisions" line should have read "271" for "1.1.04 - 30.9.04" and "722" for "1.1.03 - 30.9.03" and not "722" for "1.1.04 -
30.9.04" and "271" for "1.1.03 - 30.9.03" as previously stated.

All other details remain unchanged. The full corrected text appears below.

Allianz AG

                                         1.1.04 - 30.9.04    1.1.03 - 30.9.03
Group Key Figures
Net income (in Mill. Euros) (1)                     1,828                 732
Shareholders' equity (in Bill. Euros)              29,771           28,592 (2)
Key Figures by Lines of Business
Insurance (in Bill. Euros)
Statutory premiums (3)                               72.6                71.0
Combined ratio (in %) (4)                            93.2                96.9
Banking (in Mill. Euros) (5)
Net revenues (6)                                    4,781               4,903
Net loan loss provisions                              271                 722
Operating expenses                                  3,968               4,344
Asset Management (in Bill. Euros)
Third party assets under management                   592              565 (2)

(1) Profit after goodwill depreciation, taxes and minorities.
(2) As of 31 December 2003
(3) Includes premiums from investment related products in life insurance.
(4) Property and Casualty (5) Dresdner Bank -contribution to banking segment of Allianz Group
(6) Net interest income and net fee and commission income and net trading income.

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

No duty to update

The company assumes no obligation to update any information contained herein.

    Short Name: Allianz AG
    Category Code: QRT
    Sequence Number: 26706
    Time of Receipt (offset from UTC): 20041112T072125+0000

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ALLIANZ AKTIENGESELLSCHAFT

                                     By:    /s/ Dr. Reinhard Preusche
                                            ------------------------------------
                                            Dr. Reinhard Preusche
                                            Group Compliance


                                      By:    /s/ Dr. Giovanni Salerno
                                             -----------------------------------
                                             Dr. Giovanni Salerno
                                             Group Compliance


Date:    November 12, 2004